Mail Stop 6010

January 11, 2008

Quentin T. Kelly
Chairman
WorldWater & Solar Technologies Corp.
200 Ludlow Drive
Ewing NJ 08638

> **Re:** **WorldWater & Solar Technologies Corp.**
> **Revised Preliminary Proxy Statement**
> **Filed January 2, 2008**
> **File No. 0-16936**

Dear Mr. Kelly:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement filed on January 2, 2008

1. Please refer to prior comment 1. Please update the financial information to comply with Item 310(g) of Regulation S-B.

Unaudited Pro Forma Condensed Combined Financial Information, page 33

Note 2. Unaudited Pro Forma Adjustments, page 37

2. Please refer to prior comment 5. You disclose that you determined the value of your common stock was $1.80 per share for purposes of valuing the consideration in the merger with ENTECH using the market value of your common stock for a reasonable period before

and after the date of the merger agreement, October 29, 2007. Please show us how you determined the value of $1.80. We note that the value of your common stock varied between $1.98 as of October 25, 2007 to $2.16 as of October 31, 2007, with a five day trading average of $2.148. Explain how you applied EITF 99-12 in determining the value.

3.   Further, please tell us why you disclose in the second full paragraph on page 38 that any increase or decrease in the value of your common shares as of the date of closing will be reflected in the amount of purchase consideration under U.S. GAAP. Your response should include a specific cite to paragraph(s) of the applicable accounting literature upon which you relied.

4.   Please refer to prior comment 14. We note that in calculating your total purchase price under U.S. GAAP you have included the amount of liabilities assumed as part of the purchase price. Under paragraphs 20 – 33 and 35 of SFAS 141, you should allocate the purchase price to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition. Please revise, or tell us how you determined your purchase price consistent with SFAS 142. Please also tell us why your table reflecting the allocation of the purchase price does not include the tangible assets acquired.

Executive Compensation and Other Information, page 67

5.   Please update to provide compensation disclosure through the year ended December 31, 2007.

Draft Amendment No. 3 to Form 10-KSB for the Fiscal Year ended December 31, 2006

Explanatory Note, page 3

6.   Please refer to prior comment 23. Please note that the filing of your amended financial statements in a Form 10-K or 10-Q does not alleviate your obligations to provide the information required under Item 4.02 of Form 8-K. Please file an Item 4.02 Form 8-K for the restatement, or tell us in detail why you are not required to provide the information under Item 4.02 of Form 8-K.

7.   Please refer to prior comment 24. We note from your response that you plan to provide the amended financial statements for the quarter and nine months ended September 30, 2005 within an amended Form 10-QSB for the quarterly period ended September 30, 2006. Please file this amended report.

Financial Statements, page 25

8.   Please refer to prior comment 25. We note that you will file an amendment to your Form 10-KSB so that it is clear that the financial statements and MD&A reflect that of the registrant, WorldWater & Solar Technologies Corp., formerly known as WorldWater &

Power Corp. We note that you will similarly amend your signature page and certifications to reflect the change of the company's name and also change your March 31, and June 30, 2007 Forms 10-Q.

9.   Further, please ensure that your auditors also reflect the company's name in the last paragraph of their opinion.

Note 1. Restatement of Financial Statements Due to A Review of a Convertible Debt Instrument, page 31

10.   Please refer to prior comment 24. We continue to note that your disclosure excludes the fact that you must also restate your financial statements for the quarter and nine months ended September 30, 2005. Please revise as previously requested.

11.   Please refer to prior comment 32. We note that you have included the warrant exercise inducement fees in the table of restatements on page 32. Please also disclose the nature of the error consistent with paragraph 26 of SFAS 154.

Note 11. Long-Term Debt and Notes Payable, page 47

12.   Please reconcile the potential number of shares issuable upon conversion as of December 31, 2006, the face amount and the net amount outstanding for the second and third debt items in the table on page 42 to the disclosures in notes (a) and (b). Please clarify whether or not both of these items should refer to note (b).

13.   We note that you revised the placement of the paragraph relating to the additional $350,000 of debt issued in Note 11(b). Since paragraphs 2 and 6 – 10 relate to this debt, the current placement of the paragraph as the last one in this note may be confusing. Please consider revising the placement of this paragraph to reflect the text as the second paragraph in this note.

14.   Please refer to prior comment 31. We note that you added paragraphs 3 – 5 which discuss the accounting for the warrants. Since the first paragraph does not disclose that any warrants were issued with the debt, the current discussion may be confusing. Please revise to discuss in the significant terms of any warrants issued with the debt, or cross-reference to where that discussion is included in the notes.

15.   Please refer to prior comment 32. In the third paragraph of Note 11(b) you disclose that the total fair value of the warrants is $1,428,641. In the sixth paragraph you disclose that you allocated the same amount of proceeds from the debt and warrants to the warrants. As previously noted in our comment, if the warrants are properly accounted for as equity, then the allocation of the proceeds should be based upon the relative fair values of the debt and the warrants consistent with paragraph 15 of APB 14. Please revise or advise us why the current allocation is appropriate. Please note that any change in the amount of proceeds

allocated to the warrants would also impact your calculation of the effective conversion price of the debt and the associated beneficial conversion amount.

Note 13. Convertible Preferred Stock, page 44

16.   Please refer to prior comment 37. Please revise the disclosure in the fifth paragraph for the Series D convertible preferred stock to be consistent with your response.

17.   With respect to the seventh paragraph of the note for the Series D convertible preferred stock, please respond to the following:

·   In the second and fourth sentences, the correct reference is EITF 98-5, not EITF Topic D-98.
·   In the second sentence, the quote from paragraph 8 of EITF 98-5 includes the following text at the end which is not part of paragraph 8 – "initially and then allocated the remaining."
·   It appears that the discussion of the reasons for your classification of the Series D preferred stock outside of equity also applies to the Series C preferred stock. If true, please revise to include a reference to the Series C preferred stock.

18.   Please refer to prior comment 38. We note that you are accounting for the preferred shares and warrants as temporary equity and equity. As such, the initial carrying amount of the redeemable preferred stock should be its fair value at date of issue, consistent with paragraph 15 of EITF Topic D-98 and the remainder of any proceeds not allocated to the preferred stock should be allocated to the warrants. Please respond to the following:

·   Please explain why your response reflects total consideration of $14,527,500 when you only received $13.5 million for the issuance of the preferred stock and warrants. Please note that you should not include the consideration payable upon exercise of the warrant as part of the proceeds.
·   Your calculation appears to reflect the preferred stock at a relative fair value and not at fair value consistent with the above.
·   If true, your calculation of the effective interest rate for determining the beneficial conversion amount would also need to be adjusted.
·   Please tell us why your calculation reflects 4,892,857 warrants if you only issued warrants to purchase 505,044 shares of Series D preferred stock which are each convertible into 10 shares of common stock.
·   Please tell us why your calculation reflects 48,913,043 shares if the 4,892,857 shares of Series D preferred stock are each convertible into 10 shares of common stock.
·   Based on the amounts shown in your response, we were not able to re-calculate a total beneficial conversion amount as shown of $3,184,630.

19.   Please refer to prior comment 39. The fact that the Series D preferred stock is not accounted for as a liability under SFAS 150 does not preclude the associated warrants from

being accounted for as a liability under FSP 150-5. As noted in footnote 1 of FSP 150-5, the application of paragraph 11 of SFAS 150 to the warrants may be applicable even if those shares are classified as equity. With respect to paragraph 11 of SFAS 150 and as noted in paragraph 6 of FSP 150-5, "the phrase *requires or may require* in paragraph 11 encompasses instruments that either conditionally or unconditionally obligate the issuer to transfer assets." In addition, FSP 150-1 provides further explanation and examples. Please further consider and tell us how you considered the guidance in FSP FAS 150-1 and FSP FAS 150-5 in your accounting for the warrants.

20.   Please refer to prior comment 40. Please ensure that your disclosure considers your responses to the above comments and includes a discussion of how you valued both the preferred stock and the warrants and any significant assumptions underlying the valuations.

Note 14. Common Stock Transactions, page 47

21.   Please refer to prior comment 41. Please reconcile the amount of debt converted and the number of shares issued with the table and disclosures on pages 42 – 43 in Note 11.

Note 15. Warrant Transactions, page 58

22.   Please refer to prior comment 43. As previously requested, please disclose the significant assumptions used to value significant transactions with your warrants including the warrants issued in conjunction with the issuance of registered common stock and those granted as commissions. Please refer to paragraphs 64 and 65 of SFAS 123R. Otherwise, tell us why you believe the disclosures are not required.

23.   Please refer to prior comment 44. With respect to the detachable warrants issued with registered common shares, please tell us the significant terms of this transaction and where in the filing you disclose the nature of the transaction. For example, we note no common shares issued for other than services and to induce the exercise of warrants in your statement of shareholders' deficiency for fiscal 2006.

24.   Further, since the offering appears to be registered based on your disclosure, please provide us with your analysis of the accounting for and classification of the warrants issued in that offering under EITF 00-19. In your response, please tell us when the warrants became exercisable and provide us with a legal analysis of whether or not you may legally deliver unregistered shares upon exercise of the warrants under U.S. Securities Laws. Please discuss in sufficient detail the authority you relied upon in your determinations. Please refer to paragraph 14 of EITF 00-19.

25.   Please reconcile the 16,620,276 warrants exercised at $0.19 per share to the disclosure in your statements of stockholders' deficiency that warrants were exercised for 6,620,276 shares of common stock for $1,299,000.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Financial Statements, page 2

Note 2. Liquidity and Capital Resources, page 7

26.   Please refer to prior comment 51. Please tell us the terms under the agreement if you are never able to obtain an increase in your authorized shares. Please refer to paragraph 19 of EITF 00-19.

Draft Amendment No. 1 to Form 10-QSB for the Quarterly Period Ended September 30, 2006

27.   Please revise your disclosures throughout Amendment No. 1 to the Form 10-QSB for the quarterly period ended September 30, 2006 to address the comments above, as applicable.

Condensed Consolidated Balance Sheets, page 3

28.   We note that the amounts recorded under the column labeled "December 31, 2005" were derived from audited financial statements as denoted by the asterisk (*). Please revise to include the caption "RESTATED" as indicated on the balance sheet in Amendment No. 3 to Form 10-KSB for the year ended December 31, 2006.

Note (1) Restatement of Financial Statements due to Review of a Convertible Debt Instrument, page 7

29.   In the last table on the bottom of page 8, please correct the caption above the third column to read "December 31, 2005".

        As appropriate, please revise your filing and respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

        You may contact David Burton at (202) 551-3626 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. Please contact Tom Jones at (202) 551-3602 with any other questions.

                                                        Sincerely,

                                                        Peggy Fisher
                                                        Assistant Director